SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-54998
CUSIP Number: 21050 C108

☐Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: September 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Consumer Capital Group, Inc.

Full Name of Registrant

1125 Route 9W So.

Address of Principal Executive Offices (street and number)

Nyack, NY 10960

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Consumer Capital Group, Inc. (the “Registrant”) files this report for a five (5) day extension for filing its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (“Form 10-Q”). The Registrant will not be in position to file its Form 10-Q by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements and other disclosures in the Form 10-Q, which has resulted in a delay by the Registrant in obtaining a final review of its financial statements and other information contained in the Form 10-Q. As a result, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 cannot, without unreasonable effort and expense, be filed before its due date. The Company anticipates that it will be able to file the Form 10-Q within the five-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jianmin Gao	(347)	575-4412
Name	Area Code	Telephone Number

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is filing this Form 12b-25 for a 5-day extension for filing its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019. Management expects that operating results for the fiscal quarter ended September 30, 2019 may significantly vary compared to the fiscal quarter ended September 30, 2018. The Registrant expects to report revenues of approximately $39,000 and $228,000 for the three and nine-month periods ended September 30, 2019, respectively, compared to revenues of $1,625,778 and $1,867,878 for the three and nine-month periods ended September 30, 2018, respectively. In addition, the Registrant expects to report a net loss for the three and nine-month periods ended September 30, 2019 of approximately $298,000 and $1,861,000, respectively, as compared to a net loss for the three and nine-month periods ended September 30, 2018 of $697,649 and $1,819,769, respectively. However, since the Registrant has not completed its financial statements and other disclosures in the Form 10-Q, the review of the financial statements and Form 10-Q has therefore not been completed, the financial information contained herein is subject to adjustment.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements.” These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including the time, effort and expense to remediate one or more material weaknesses in its internal control over financial reporting. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-K for the fiscal year ended December 31, 2018, as well as the Company’s subsequent filings with the United States Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Consumer Capital Group, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2019	By:	/s/ Crystal L. Chen

Crystal L. Chen
Chief Financial Officer

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